June 5, 2009

Mr. Kevin W. Vaughn

Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	MainStreet BankShares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Period Ended March 31, 2009
File No. 333-86993

Dear Mr. Vaughn:

We have reviewed your comments concerning future filings of our Form 10-K and Form 10-Q. As a result of the number of comments and the importance of analyzing and responding to them thoroughly it is our intention to respond by June 30, 2009. If you should have any questions, please call me at 276-632-7422.

Sincerely,

/s/ Brenda H. Smith
Brenda H. Smith
Executive Vice President
Chief Financial Officer/Corporate Secretary